SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4

to

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

John B. Juneau c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
John B. Juneau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
478,466 shares of Common Stock
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH		0 shares of Common Stock
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
478,466 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
478,466 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%
14	TYPE OF REPORTING PERSON
IN

This Amendment No. 4 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on December 13, 2013 and amended on November 21, 2014 as Amendment No. 1 to Schedule 13D and on October 1, 2015 as Amendment No. 2 to Schedule 13D and on October 5, 2016 as Amendment No. 3 to Schedule 13D.  Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 4 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.                                        Security and Issuer

Item 2.                                        Identity and Background

Item 2 is supplemented and amended as follows:

This Amendment No. 4 to Schedule 13D is filed by John B. Juneau (“Mr. Juneau”) for and on behalf of himself, Juneau Exploration, L.P., a Texas limited partnership (“JEX”) and J5D Enterprises, L.P. (formerly known as J4D Enterprises, L.P.), a Texas limited partnership (“J5D”, and together with Mr. Juneau and JEX, the “Reporting Person”).  Mr. Juneau is the sole manager of the general partner of JEX and is the sole manager of the general partner of J5D.  Mr. Juneau shares the economic benefit of the shares of the Issuer held by J5D and JEX with the other limited partners of J5D and JEX.

Item 3.                                        Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

In September 2016, Contango Ore, Inc. distributed a Private Placement Memorandum to its warrant holders to give them the opportunity to exercise their warrants at a reduced exercise price and receive shares of common stock, par value $0.01 per share of Contango ORE, Inc. by paying the reduced exercise price in cash and surrendering the original warrants.  The offering applied to the holders of warrants with an exercise price of $10.00 per share originally issued in March 2013. The offering gave the warrant holders the opportunity to exercise the warrants for $9.00 per share. The offer expired on November 15, 2016.  On October 28, 2016, Mr. Juneau elected to exercise 41,667 warrants owned by J5D.  J5D made a cash payment of $375,003 in exchange for 41,667 shares.  On November 7, 2016, Mr. Juneau elected to exercise 41,667 warrants owned by JEX.  JEX made a cash payment of $375,003 in exchange for 41,667 shares.

Item 4.                                        Purpose of Transaction

Item 4 is supplemented and amended as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, the Reporting Person may dispose or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer, and other factors.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person have that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Mr. Juneau is the Chairman, President and Chief Executive Officer of the Issuer.  Mr. Juneau reserves the right to take any action enumerated above in the best interests of the Issuer in his role as an officer and as a member of the board of directors of the Issuer.

Item 5.                                        Interest in Securities of the Issuer

Item 5 is supplemented and amended as follows:

(a)  On October 28, 2016, Mr. Juneau elected to exercise 41,667 warrants owned by J5D.  J5D made a cash payment of $375,003 in exchange for 41,667 shares.  On November 7, 2016, Mr. Juneau elected to exercise 41,667 warrants owned by JEX.  JEX made a cash payment of $375,003 in exchange for 41,667 shares.

The Reporting Person beneficially owns an aggregate of 478,466 shares of Common Stock of the Issuer, which includes (a) 403,466 shares of Common Stock held by the Reporting Person, including 91,667 shares of restricted stock that are vested or will be vested within the next 60 days and 68,333 shares of unvested restricted stock, and (b) options to purchase 75,000 shares of Common Stock that are currently exercisable.  As a result, the Reporting Person may be deemed to be the beneficial owner of approximately 9.9% of the outstanding shares of Common Stock of the Issuer.

The percentage of this Item 5 is based upon 4,819,861 shares of Common Stock that are outstanding as of November 30, 2016 (including 68,333 shares of unvested restricted Common Stock and stock options for 75,000 shares of Common Stock beneficially owned by the Reporting Person).

(b)  Although Mr. Juneau is not the sole owner of JEX or J5D, the Reporting Person has sole power to vote and direct the vote of 478,466 shares reported herein, including (a) 403,466 shares of Common Stock and (b) options to purchase 75,000 shares of Common Stock that are currently exercisable.

Although Mr. Juneau is not the sole owner of JEX or J5D, the Reporting Person has sole power to dispose or direct the disposition of 478,466 shares of Common Stock reported herein.  The Reporting Person’s power to dispose of 68,333 shares of unvested restricted stock is limited as it may not dispose of the shares until they vest.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Schedule 13D and the Form 4 filed with the Securities and Exchange Commission on December 14, 2016, and the Form 4/A filed with the Securities and Exchange Commission on December 14, 2016.  The Reporting Person made a series of charitable donations, totaling 3,000 shares, which are detailed in the Form 4 filings listed above.

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

(e)  No other person has the right to vote the shares of Common Stock beneficially owned by the Reporting Person except as described in Item 4.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented and amended as follows:

In September 2016, Contango Ore, Inc. distributed a Private Placement Memorandum to its warrant holders to give them the opportunity to exercise their warrants at a reduced exercise price and receive shares of common stock, par value $0.01 per share of Contango ORE, Inc. by paying the reduced exercise price in cash and surrendering the original warrants.  The offering applied to the holders of warrants with an exercise price of $10.00 per share originally issued in March 2013. The offering gave the warrant holders the opportunity to exercise the warrants for $9.00 per share. The offer expired on November 15, 2016.  On October 28, 2016, Mr. Juneau elected to exercise 41,667 warrants owned by J5D.  J5D made a cash payment of $375,003 in exchange for 41,667 shares.  On November 7, 2016, Mr. Juneau elected to exercise 41,667 warrants owned by JEX.  JEX made a cash payment of $375,003 in exchange for 41,667 shares.

A summary of the foregoing Private Placement Memorandum as described in this Item 6 does not purport to be complete and is qualified in their entirety by reference to such agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016	JOHN B. JUNEAU

/s/ John B. Juneau